SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Creation of the Vice Presidency of Operations

COPEL (“the Company”) hereby informs its shareholders and the market in general that the Board of Directors has approved a change to the organizational structure of the Company’s Executive Board, which includes, among other modifications, the creation of the Vice Presidency of Operations.

The new structure—whose functions, duties, and responsibilities for each member of the Executive Board will be detailed in internal regulations to be approved by the Board of Directors in due course—aims to integrate the Company’s operational management and capture synergies in the generation, transmission, distribution, and trading segments, in line with the Strategic Plan, operational excellence, and discipline in capital allocation.

Copel President Daniel Slaviero has nominated Mr. Rogério Pereira Jorge to lead the Vice Presidency of Operations. The executive, currently General Manager of the wholly-owned subsidiary GenCo S.A., has over 28 years of executive experience in the Brazilian electricity sector and, upon deliberation by the Board of Directors, will assume the new Vice Presidency on January 4, 2027.

The Company reaffirms its commitment to transparency, corporate governance, continuous improvement of customer service, and disciplined execution of its long-term strategy, while keeping the market and its shareholders promptly informed.

Curitiba, October 26, 2026

Felipe Gutterres

Vice President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 26, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.